September 9, 2024

James R. Reske
Executive Vice President, Chief Financial Officer, and Treasurer
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

        Re: First Commonwealth Financial Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-11138
Dear James R. Reske:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan and Lease Portfolio, page 42

1.     We note from your tabular disclosure that commercial real estate (   CRE
  ) loans represent
       a significant portion of your total loan portfolio and that the CRE loan portfolio increased as a result of your 2023 acquisition of Centric. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to address geographic and other
       concentrations to the extent material to an investor   s understanding
of your CRE loan
       portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as
       well as other factors to the extent material to an investor   s
understanding of the risks
       inherent in your CRE loan portfolio.

Market Risk, page 50

2. Please revise future filings to clarify specific details of any risk management policies,
 September 9, 2024
Page 2

       procedures or other actions undertaken by management in response to the current CRE environment.
3. We also note the statement on page 52 that the analysis and model used to quantify the sensitivity of your net interest income becomes less meaningful in a decreasing 200 basis
       point scenario    given the current interest rate environment.    We
note similar statements in
       previous Forms 10-K, for example on page 37 of the Form 10-K for the fiscal year ended
       December 31, 2013. Please revise future filings to provide an updated description of the
       analysis and model relating to the    current interest rate environment.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or John Nolan at 202-551-3492 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance